Via Facsimile and U.S. Mail
Mail Stop 6010

March 9, 2006

Mr. Erle T. Mast
Chief Financial Officer
Pharmion Corporation
2525 28th Street; Suite 200
Boulder, CO 880301

> **Re:** **Pharmion Corporation**
> **Form 10-K for the year ended December 31, 2004**
> **Filed March 16, 2005**
> **File No. 000-50447**

Dear Mr. Mast:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Kevin Woody
Branch Chief